Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated April 9, 2004, accompanying the consolidated balance sheet of Invisa, Inc. as of December 31, 2003 and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year then ended contained in the Registration Statement and Prospectus, which report contains an explanatory paragraph relating to certain significant risks and uncertainties which conditions raise to substantial doubt about the Company’s ability to continue as a going concern. We consent to the use of the aforementioned report in the Registration Statement and Prospectus.

/s/ GRANT THORNTON LLP

Tampa, Florida
February 3, 2006